Mail Stop 4561

May 19, 2006

By U.S. Mail and facsimile to (650) 312-3528.

James R. Baio
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403

  Re: Franklin Resources, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2005
    File No. 001-09318

Dear Mr. Baio:

  We have completed our limited of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Angela Connell
        Senior Accountant